As filed with the Securities and Exchange Commission on December 4, 2014

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MCG CAPITAL CORPORATION
(Name of Subject Company (Issuer))
MCG CAPITAL CORPORATION
(Names of filing Persons (Offeror and Issuer))
Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
58047P 10 7
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Tod K. Reichert
General Counsel, Chief Compliance Officer and Corporate Secretary
MCG Capital Corporation
1001 19th Street North, 10th Floor
Arlington, VA 22209
(703) 247-7500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Tel: (212) 403-1000
CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$75,000,000*	$8,715**

*
Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase for not more than $75,000,000 in aggregate of up to 23,076,923 shares of common stock, par value $0.01 per share, at the minimum tender offer price of $3.25 per share.

**
The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction. The filing fee was previously paid with the Schedule TO filed on November 3, 2014.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $8,715
Form or Registration No.:    Schedule TO-I
Filing Party:             MCG Capital Corporation
Date Filed:             November 3, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    Third-party tender offer subject to Rule 14d-1.
☒    Issuer tender offer subject to Rule 13e-4.
☐    Going-private transaction subject to Rule 13e-3.
☐    Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO-I
This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 3, 2014 (the “Schedule TO”), which relates to the tender offer by MCG Capital Corporation, a Delaware corporation (the “Company”), to purchase up to $75.0 million of its common stock, $0.01 par value per share, at a price per share not less than $3.25 and not greater than $3.75. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2014, and in the related Letter of Transmittal, which collectively, as each may be amended or supplemented from time to time, constitute the “tender offer.”
All information in the tender offer, including all schedules and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith.
Item 11.    Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
On December 4, 2014, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 5:00 p.m., New York City time, on December 3, 2014. A copy of the press release is filed as Exhibit (a)(5)(ii) hereto and is incorporated by reference herein.
Item 12.    Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit to the exhibit index:
(a)(5)(ii)         Press release announcing preliminary results of the Tender Offer, dated December 4, 2014.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 4, 2014
MCG CAPITAL CORPORATION

By:	/s/ Tod K. Reichert
Name:  Tod K. Reichert
Title:  Executive Vice President, General Counsel, Chief
Compliance Officer and Corporate Secretary

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)*	Offer to Purchase, dated November 3, 2014.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 3, 2014.
(a)(1)(E)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated November 3, 2014.
(a)(1)(F)*	Summary Advertisement, dated November 3, 2014.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)**	Press release announcing the Tender Offer, dated October 29, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MCG Capital Corporation on October 29, 2014).
(a)(5)(ii)***	Press release announcing preliminary results of the Tender Offer, dated December 4, 2014.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)(A)
Third Amended and Restated Registration Rights Agreement by and among MCG Capital Corporation and certain stockholders (incorporated by reference to Exhibit 10.1 of the Company’s Form 10-K for the year ended 2001 (Commission File No. 0-33377)).

(d)(1)(B)	MCG Capital Corporation 401(k) Plan (incorporated by reference to Exhibit 10.12 of the Company’s Form 10-K for the year ended 2012 (Commission File No. 0-33377)).
(d)(1)(C)	MCG Capital Corporation Dividend Reinvestment Plan (incorporated by reference to Exhibit 99.e of the Company’s Form N-2 filed on November 1, 2001 (Commission File No. 333-64596)).
(d)(1)(D)
MCG Capital Corporation Third Amended and Restated 2006 Non-Employee Director Restricted Stock Plan (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed on June 1, 2010 (Commission File No. 0-33377) and to Exhibit 10.2 of the Company’s Form 8-K/A filed on June 2, 2010 (Commission File No. 0-33377)).

(d)(1)(E)
MCG Capital Corporation Third Amended and Restated 2006 Employee Restricted Stock Plan (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on June 1, 2010 (Commission File No. 0-33377) and to Exhibit 10.1 of the Company’s Form 8-K/A filed on June 2, 2010 (Commission File No. 0-33377)).

(d)(1)(F)
Form of Restricted Stock Agreement for Non-Employee Members of the Board of Directors (pursuant to the Third Amended and Restated 2006 Non-Employee Director Restricted Stock Plan) (incorporated by reference to Exhibit 10.4 of the Company’s Form 10-Q filed on August 5, 2010 (Commission File No. 0-33377)).

(d)(1)(G)
Form of Restricted Stock Agreement for Employees (pursuant to the Third Amended and Restated 2006 Employee Restricted Stock Plan) (incorporated by reference to Exhibit 10.3 of the Company’s Form 10-Q filed on August 5, 2010 (Commission File No. 0-33377)).

(d)(1)(H)
Form of Restricted Stock Agreement for MCG Executive Employee (pursuant to the Third Amended and Restated 2006 Employee Restricted Stock Plan) (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K filed on March 5, 2012 (Commission File No. 0-33377)).

(d)(1)(I)
Letter Agreement between MCG Capital Corporation and B. Hagen Saville, dated April 21, 2014 (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed on April 21, 2014 (Commission File No. 0-33377)).

(d)(1)(J)
Severance, Confidentiality and Non-Solicitation Agreement by and between MCG Capital Corporation and Tod K. Reichert, dated August 2, 2011 (incorporated by reference to Exhibit 10.6 of the Company’s Form 10-Q filed on August 4, 2011 (Commission File No. 0-33377)).

(d)(1)(K)
Amendment No. 1 to Severance, Confidentiality and Non-Solicitation Agreement by and between MCG Capital Corporation and Tod K. Reichert, dated as of March 5, 2014 (incorporated by reference to Exhibit 10.19 of the Company’s Form 10-K filed on March 5, 2014 (Commission File No. 0-33377)).

(d)(1)(L)
Severance, Confidentiality and Non-Solicitation Agreement by and between MCG Capital Corporation and Keith Kennedy, dated as of March 5, 2014 (incorporated by reference to Exhibit 10.20 of the Company’s Form 10-K filed on March 5, 2014 (Commission File No. 0-33377)).

(d)(1)(M)	MCG Capital Corporation 2011 Severance Pay Plan, dated August 3, 2011 (incorporated by reference to Exhibit 10.4 of the Company’s Form 10-Q filed on August 4, 2011 (Commission File No. 0-33377)).
(d)(1)(N)	Amendment No. 1 to MCG Capital Corporation 2011 Severance Pay Plan (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on March 15, 2012 (Commission File No. 0-33377)).
(d)(1)(O)	Amendment No. 2 to MCG Capital Corporation Severance Pay Plan (incorporated by reference to Exhibit 10.1 of the Company’s Form 10-Q filed on July 31, 2012 (Commission File No. 0-33377)).
(d)(1)(P)
Amendment No. 1 to Severance, Confidentiality and Non-Solicitation Agreement by and between MCG Capital Corporation and Keith Kennedy dated April 21, 2014 (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K filed on April 21, 2014 (Commission File No. 0-33377)).

(e)	None.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
*    Previously filed with the Schedule TO on November 3, 2014.
**    Previously filed with Current Report on Form 8-K on October 29, 2014.
***    Filed herewith.